Exhibits

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Bath & Body Works, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-8344	31-1029810
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Three Limited Parkway Columbus, Ohio 43230
(Address of principal executive offices) (Zip Code)

Michael C. Wu Chief Legal Officer & Corporate Secretary (614) 415-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

Conflict Minerals Disclosure

Bath & Body Works, Inc. (formerly known as L Brands, Inc.) ("we” or the "Company"), which was founded in 1963 in Columbus, Ohio, has evolved over time from an apparel-based specialty retailer to a segment leader focused on home fragrance, body care and soaps and sanitizer products operating under the Bath & Body Works, White Barn and other brand names. As of January 29, 2022, our merchandise was sold through 1,755 Company-operated stores and e-commerce sites in the United States of America and Canada, and in 338 stores and 27 e-commerce sites in more than 35 other countries operating under franchise, license and wholesale arrangements.

The Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), to implement reporting and disclosure requirements related to conflict minerals (as defined in the Rule) mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. After performing the steps required by the Rule, the Company has concluded in good faith that during the year ended December 31, 2021, it contracted to manufacture products which contained conflict minerals that were necessary to the functionality or production of such products.

Accordingly, the Company has filed this Form SD and the attached Conflict Minerals Report for the calendar year ended December 31, 2021. The Company’s Form SD and Conflict Minerals Report for the calendar year ended December 31, 2021 are available on the Company’s website at www.bbwinc.com. The information contained on the Company’s website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the SEC.

Item 1.02 EXHIBITS

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2021 is filed herewith as Exhibit 1.01.

Section 2 - EXHIBITS

Item 2.01 EXHIBITS

Exhibit 1.01. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bath & Body Works, Inc.
(Registrant)

Date: May 31, 2022	By:	/s/ Michael C. Wu
		Name:	Michael C. Wu
		Title:	Chief Legal Officer & Corporate Secretary